

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Timothy M. Adams
Chief Financial Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

      Re: **athenahealth, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 16, 2012
              File No. 001-33689

Dear Mr. Adams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Andrew D. Mew

                                     Andrew D. Mew
                                     Accounting Branch Chief